St. Jude Resources Ltd.
SEC Exemption - Rule 12g3-2(b)
File No. 82-4014

St. Jude RESOURCES LTD.

www.stjudegold.com

ST. JUDE RESOURCES LTD. (Symbol: SJD - TSX.Venture)
#200, 5405 - 48th Avenue, Delta, BC V4K 1W6 Canada • Phone: 604.940.6565 • Fax: 604.940.6566

03045416

03 DEC 30 7:21

SUPPL

December 15, 2003

Office of International Corporate Finance
Securities and Exchange Commission
450 - 5th Street N.W.
Washington, D.C.
U.S.A. 20549

Dear Sirs:

RE: U.S. Secondary Trading: Exemption under Rule 12g3-2(b)
File Number: 82 - 4014

Following the implementation of the SEDI system (System for Electronic Disclosure by Insiders) in June of this year, we have generated and enclosed a Summary Report of the most recent insider transactions to update your records for the following insider:

- Michael A. Terrell (period: December 9-15, 2003)

PROCESSED
JAN 13 2004
THOMSON FINANCIAL

We trust the enclosed is in order and remain,

Yours very truly,

ST. JUDE RESOURCES LTD.
PER:

for: MICHAEL A. TERRELL,
President

/mjh
enclosure

dlw 1/7

St. Jude Resources Ltd.
SEC Exemption - Rule 12g3-2(b)
File No. 82-4014

Insider transaction detail - View details for insider

2003-12-15 18:58 ET

Transactions sorted by : Insider
Insider family name : TERRELL (Starts with)
Given name : Michael A. (Starts with)
Transaction date range : December 9, 2003 - December 15, 2003

Insider name: TERRELL, Michael A.

Legend: O - Original transaction, A - First amendment to transaction, A' - Second amendment to transaction, AP - Amendment to paper filing, etc.

Insider's Relationship to Issuer: 1 - Issuer, 2 - Subsidiary of Issuer, 3 - 10% Security Holder of Issuer, 4 - Director of Issuer, 5 - Senior Officer of Issuer, 6 - Director or Senior Officer of 10% Security Holder, 7 - Director or Senior Officer of Insider or Subsidiary of Issuer (other than in 4,5,6), 8 - Deemed Insider - 6 Months before becoming Insider.

Warning: The closing balance of the " equivalent number or value of underlying securities" reflects the" total number or value of underlying securities" to which the derivative contracts held by the insider relate. This disclosure does not mean and should not be taken to indicate that the underlying securities have, in fact, been acquired or disposed of by the insider.

Issuer name: St. Jude Resources Ltd.

Insider's Relationship to Issuer: 4 - Director of Issuer

Security designation: Common Shares Class "A"

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
143701	2003-12-10	2003-12-15	Indirect Ownership : Bluestar Management Inc.	10 - Acquisition or disposition in the public market	+4,000	2.7200	925,090						

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
143706	2003-12-10	2003-12-15	Indirect Ownership : Bluestar Management Inc.	10 - Acquisition or disposition in the public market	+4,900	2.7000	929,990						
143709	2003-12-10	2003-12-15	Indirect Ownership : Bluestar Management Inc.	10 - Acquisition or disposition in the public market	+100	2.6900	930,090						
143711	2003-12-10	2003-12-15	Indirect Ownership : Bluestar Management Inc.	10 - Acquisition or disposition in the public market	+5,000	2.5000	935,090						
143712	2003-12-10	2003-12-15	Indirect Ownership : Bluestar Management Inc.	10 - Acquisition or disposition in the public market	+2,000	2.4500	937,090						
143715	2003-12-10	2003-12-15	Indirect Ownership : Bluestar Management Inc.	10 - Acquisition or disposition in the public market	+2,000	2.4000	939,090						
143717	2003-12-10	2003-12-15	Indirect Ownership : Bluestar Management Inc.	10 - Acquisition or disposition in the public market	+100	2.4900	939,190						
143719	2003-12-12	2003-12-15	Indirect Ownership : Bluestar Management Inc.	10 - Acquisition or disposition in the public market	+2,000	2.8000	941,190						
143721	2003-12-15	2003-12-15	Indirect Ownership : Bluestar Management Inc.	10 - Acquisition or disposition in the public market	+3,000	2.6500	944,190						